1 Exhibit 99.3 SUPPLEMENTAL INDENTURE NO. 2 SUPPLEMENTAL INDENTURE No. 2 (this “Supplemental Indenture”) dated as of February 18, 2025 among Maxeon Solar Technologies, Ltd. (or its successor) (the “Company”), Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), DB Trustees (Hong Kong) Limited as collateral trustee (the “Collateral Trustee”) and RCBC Trust Corporation as Philippine Supplemental Collateral Trustee (the “Philippine Supplemental Collateral Trustee”), under the indenture referred to below. WHEREAS the Company (or its successor) has heretofore executed and delivered to the Trustee, the Collateral Trustee and the Philippine Supplemental Collateral Trustee an indenture, dated as of June 20, 2024 (as amended by that certain Supplemental Indenture No. 1, dated January 26, 2025, by and among the Company the Trustee, the Collateral Trustee and the Philippine Supplemental Collateral Trustee, and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Indenture”), relating to the Company’s Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 (the “Notes”); WHEREAS under each of (1) the First Lien Notes Indenture (as amended by that certain Supplemental Indenture No. 2, dated February 18, 2025, by and among the Company, the First Lien Notes Trustee, the First Lien Notes Collateral Trustee and the First Lien Notes Philippine Supplemental Collateral among the Company), and (2) the Amended 2029 First Lien Notes Indenture (as amended by that certain Supplemental Indenture No. 9, dated February 18, 2025, by and among the Company, the Amended 2029 First Lien Notes Trustee, the Amended 2029 First Lien Notes Collateral Trustee and the Amended 2029 First Lien Notes Philippine Supplemental Collateral among the Company), the Company and the Company Indenture Parties are permitted to dispose all or any part of the Birch Assets (as specified in Annex I hereto) (“Birch Disposition”); WHEREAS pursuant to Section 8.01(J) of the Indenture, the Company and the Trustee may, notwithstanding anything to the contrary in Section 8.02, amend or supplement the Indenture Documents without the consent of any Holder to effect such amendment, restatement, supplement, modification, waiver or consent in respect of the Priority Lien Debt Documents that shall apply automatically to this Indenture without the consent of any Holder in accordance with the Intercreditor Agreement; WHEREAS the Indenture provides that, pursuant to Section 11.05(A) of the Indenture, subject to the terms of the Intercreditor Agreement and Section 11.05(D) of the Indenture, the Liens securing the Obligations on the applicable Collateral shall be automatically terminated and released without further action by any party (other than satisfaction of any requirements in the Security Documents, if any), in whole or in part, upon any disposition of any portion of Collateral in accordance with a disposition permitted under the terms of any Priority Lien Debt Document (other than a Disposition to a Company Indenture Party); provided that Liens on such Collateral under any Priority Lien Debt Document are also released under any such Priority Lien Debt Document substantially concurrently;

2 WHEREAS the Indenture provides that, pursuant to Section 8.01(N) of the Indenture, the Company and the Trustee may amend or supplement the Indenture Documents without the consent of any Holder to, among other things, effect, confirm and evidence the release, termination or discharge or any guarantee or Lien of securing the Notes when such release, termination or discharge is permitted by the Indenture Documents; and WHEREAS pursuant to Section 8.01 of the Indenture, the Company and the Trustee are authorized to execute and deliver this Supplemental Indenture; WHEREAS pursuant to Section 11.05(B) of the Indenture, without the necessity of any consent of or notice to the Trustee or any Holder of the Notes, any Company Indenture Party may request and instruct the Collateral Trustee to, on behalf of each Holder of Notes, execute and deliver to any Company Indenture Party, as the case may be, for the benefit of any Person, such release documents a may be reasonable requested, or all or any Liens held by the Collateral Trustee in any Collateral securing the Obligations and the Collateral Trustee shall as soon as practicable take such actions provided that any such release complies with and is expressly permitted in accordance with the terms of this Indenture, the Security Documents and the Intercreditor Agreement and is accompanies by an Officer’s Certificate and an Opinion of Counsel; WHEREAS pursuant to a Letter of Consent dated February 18, 2025 (the “Letter of Consent”), the Company has requested and instructed the Collateral Trustee to effect the release of the security over the Released Collateral (as defined below) and pursuant to an Acknowledgement Letter dated February 18, 2025 to the Letter of Consent, the Collateral Trustee has acknowledged such request and instruction; NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the Trustee and the Collateral Trustee mutually covenant and agree for the equal and ratable benefit of the Holders (as defined in the Indenture) as follows: 19. Defined Terms. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof. 20. Release of Certain Collateral. Subject to Section 3.13 and pursuant to Section 11.05(A) of the Indenture, (a) the Liens securing the Obligations on the following Collateral shall be released automatically upon the consummation, or the completion of the relevant Birch Disposition: (I) the Relevant Trademarks, the Relevant Inventories, the Relevant Contracts and the Relevant Fixed Assets, in each case owned by MSPL; (J) the Relevant Contracts of MSPL and SPSW covered under the Supplemental “First Ranking” New York law governed Security Agreement, dated the Issue Date, by and between, among others, SunPower Philippines Manufacturing Ltd. as grantor and DB

3 Trustees (Hong Kong) Limited as collateral trustee, to secure the Notes; (K) the shares of SunPower Energy Solutions France SAS; and (L) the shares of SunPower Energy Solutions France SAS and the Relevant Contracts, in each case owned by the Company (the “Released Collateral”). 21. Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder shall be bound hereby. 22. Governing Law. THIS SUPPLEMENTAL INDENTURE AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS SUPPLEMENTAL INDENTURE, IS GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. 23. Trustee, Collateral Trustee and Philippine Supplemental Collateral Trustee Make No Representation. The Trustee, the Collateral Trustee and the Philippine Supplemental Collateral Trustee make no representation as to the validity or sufficiency of this Supplemental Indenture or with respect to the recitals contained herein, all of which recitals are made solely by the other parties hereto. 24. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. 25. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction thereof. [Remainder of page intentionally left blank]

[Signature Page to Supplemental Indenture] IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written. MAXEON SOLAR TECHNOLOGIES, LTD. By:/s/ George Guo Name: George Guo Title: Chief Executive Officer DEUTSCHE BANK TRUST COMPANY AMERICAS, AS TRUSTEE, REGISTRAR, PAYING AGENT, CONVERSION AGENT By:/s/ Carol Ng Name: Carol Ng Title: Vice President By:/s/ Mary Miselis Name: Mary Miselis Title: Vice President DB TRUSTEES (HONG KONG) LIMITED, AS COLLATERAL TRUSTEE By:/s/ Christina Nip Name: Christina Nip Title: Authorised Signatory By:/s/ Lawrence Li Name: Lawrence Li Title: Authorised Signatory